EXHIBIT 99.B(D)(9)(IV)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

WELLINGTON MANAGEMENT COMPANY, LLP

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)

ING LargeCap Growth Fund	0.45% - First $100 million 0.30% - Next $1.4 billion 0.25% - Over $1.5 billion